SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem reports record first quarter consolidated EBITDA of R$3.6 billion

HIGHLIGHTS:

Braskem – Consolidated:

▶  In 1Q17, Braskem’s consolidated EBITDA amounted to US$1,147 million, advancing 44% from the year-ago period, due to (i) the increases of 2% in the average international spread 1 for the thermoplastic resins produced by Braskem in Brazil and of 64% in the spreads for basic petrochemicals in the international market; (ii) sales volume growth in all segments; and (iii) the good performance of the Mexico complex, which in the same period last year was still in the ramp-up phase. In Brazilian real, EBITDA came to R$3,607 million, increasing 16% from 1Q16.

▶  In 1Q17, Braskem posted Consolidated net income of R$1,914 million and Parent Company net income of R$1,808 million, representing quarterly earnings per share2 (excluding treasury shares) of R$2.26 per common share or class A preferred share, and of R$0.61 per class B preferred share.

▶  Given the Company’s solid cash generation and commitment to financial health, corporate leverage, as measured by the ratio of Net Debt to EBITDA in U.S. dollar, stood at 1.57, down 6% from the prior year, due to the US$30 million decrease in net debt in U.S. dollar combined with the 6% increase in EBITDA in the last 12 months.

▶  Under the Global Settlement announced in December, the Company paid financial penalties to the U.S. Department of Justice ("DoJ") of US$94.8 million in March and to the Securities and Exchange Commission (“SEC”) of US$65 million in April.

▶  The Recordable and Lost-Time Injury Frequency Rate, considering both Team Members and Partners per million hours worked, was 0.90 in the quarter, or 4% lower than in 1Q16.

▶  At the end of 1Q17, the cost-cutting program delivered an effective gain of R$373 million and a recurring gain of R$405 million, with 76% of the initiatives planned completed. With this milestone, the Company has exceeded the financial expectations for the project. Braskem will continue to focus on productivity and the actions already implemented will serve as a foundation for the next steps.

Petrochemical Industry:

▶  The average spread of key basic petrochemicals in the quarter stood at US$482/ton, increasing 64% and 48% from 1Q16 and 4Q16, respectively, reflecting the products’ international prices, particularly butadiene and benzene prices.

▶  In the United States, the PP-propylene spread was US$573/ton, down 33% and 2% from 1Q16 and 4Q16, respectively. The decline is mainly explained by the higher USG price reference for propylene, given the maintenance shutdowns at local refineries in the period, which limited the product’s supply, and the delay in the startup of a new propane dehydrogenator in the region.

Petrochemical Scenario*	1Q17	4Q16	1Q16	Change	Change
US$/t	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Basic Petrochemicals Spread	482	325	293	48%	64%
Resins Spread
Brazil	657	649	642	1%	2%
United States	573	588	860	-2%	-33%
Europe	453	438	491	3%	-8%
Mexico	1,018	941	878	8%	16%
* Source: IHS

1 Difference between the price of petrochemicals and the price of naphtha, ethane and propane in accordance with the feedstock mix of the units in Brazil.

2 Does not consider the result with discontinued operations.

Brazil:

▶  Brazilian demand for resins (PE, PP and PVC) came to 1.2 million tons in 1Q17, growing 5% from 1Q16 and in line with the previous quarter. In the period, the Company’s market share expanded 2 p.p., with total sales of 844 kton, representing increases of 8% and 2% from 1Q16 and 4Q16, respectively, surpassing the Brazilian market’s growth in the period.

▶  In the quarter, the crackers operated at an average capacity utilization rate of 95%, up 6 p.p. from 1Q16 and 5 p.p. from 4Q16, reflecting the good operating performance of all crackers, the normalization of operations at the cracker in Bahia following the scheduled shutdown in 4Q16, the higher supply of local feedstock as well as the delivery of imported ethane from the United States at the Rio de Janeiro cracker.

▶  The good operating performance supported basic petrochemical production of 2.2 million tons in the quarter, growing 5% and 2% from 1Q16 and 4Q16, respectively. As a result, resin production came to 1.3 million tons, increasing 9% and 4% compared to 1Q16 and 4Q16, respectively.

▶  Braskem’s resin exports in the quarter amounted to 418 kton, increasing 1% in relation to both 1Q16 and 4Q16. Exports of basic petrochemicals came to 334 kton, advancing 27% and 23% from 1Q16 and 4Q16, respectively, and setting a new record for the Company in the quarter.

▶  In April, Braskem concluded the sale of its subsidiary quantiQ to GTM, for which it received payment of R$450 million, with the remaining R$100 million to be paid in up to 12 months, subject to adjustments typical to transactions of this kind.

▶  In 1Q17, the units in Brazil, including exports, posted EBITDA of R$2,391 million (US$761 million) to account for 68% of the Company’s consolidated EBITDA from all segments.

United States and Europe:

▶  In January, the new plant in La Porte, Texas to produce ultra-high molecular weight polyethylene (UHMWPE) started operating, which will enable Braskem to better serve its clients in North America as well as Europe through exports.

▶  In the quarter, the PP plants in the United States and Europe operated at an average capacity utilization rate of 101%, increasing 1 p.p. from 1Q16 and 6 p.p. from 4Q16, with the latter increase due to the scheduled shutdown of the Marcus Hook unit in that period. In this scenario, sales in the quarter came to 534 kton, increasing 7% and 6% from 1Q16 and 4Q16, respectively, and setting a new record for the quarter.

▶  In 1Q17, the units in the United States and Europe posted EBITDA of US$188 million (R$592 million), representing 17% of the Company’s consolidated EBITDA from all segments.

Mexico:

▶  In the quarter, the polyethylene plants operated at an average capacity utilization rate of 97%, 24 p.p. higher than in 4Q16. PE production in the quarter amounted to 250 kton, growing 29% compared to 4Q16, in line with the Company’s plans.

▶  PE sales in the quarter came to 264 kton, growing 33% from 4Q16, with 47% of this amount sold in the Mexican market and 53% exported, mainly to Europe and Asia.

▶  In 1Q17, EBITDA from the Mexico unit stood at US$171 million (R$536 million), representing 15% of the Company’s consolidated segments.

Compliance:

▶  As part of the Company’s ongoing commitment to acting with ethics, transparency and integrity, since last year Braskem launched a Compliance Program with 151 general initiatives. In the quarter, 17 additional compliance initiatives were completed, including:

▪  Increasing the number of compliance professionals working in the Internal Controls, Risk Management, Compliance and Internal Audit departments, which included hiring new Chief Compliance Officers in the United States and Mexico.

▪  Approving the Global Internal Audit Plan and the launch of fieldwork.

▪  Approving the Internal Audit Guidelines, Corporate Credit Card Guidelines and Investigation Protocols – Ethics Hotline.

▪  Continuing the training program focused on the Compliance System, applicable legislation and raising awareness.

▪  Setting corporate targets related to compliance for all Leaders at the Company.

▪  Approving the Global Multi-Year Plan for Compliance Communication.

▪  Drafting the Procedure for Relations with Government Officials, which regulates interactions with politicians and executives at state-owned companies.

▪  Formal and effective participation in UN Anticorruption and ETHOS Integrity working groups.

▪  Enhancement of the supplier registration and approval process by implementing a third-party risk and integrity assessment.

▪  In April, were hired two external monitors appointed by the US and Brazilian authorities, who will work together in a coordinated manner, and whose main objective is to confirm that the Company will comply with all the commitments entered into in the Global Agreement.

1.   BRAZIL

Braskem’s results in Brazil are formed by the following segments: Basic Petrochemicals, Polyolefins & Vinyls.

In 1Q17, the segments in Brazil posted net revenue of R$9,536 million and EBITDA of R$2,391 million, accounting for 74% and 68%, respectively, of the Company's consolidated segments.

Financial Overview (R$ million) BRAZIL	1Q17
Net Revenue	9,536
Cost of Good Sold	(7,029)
Gross Profit	2,507
Gross Margin	26%
SG&A	(483)
Investment in Subsidiary and Associated Companies	12
Other Operating Income (expenses)	(112)
EBITDA	2,391
EBITDA Margin	25%

1.1.        BASIC PETROCHEMICALS

The Basic Petrochemicals segment is formed by and operates four petrochemical complexes (Camaçari, Triunfo, São Paulo and Rio de Janeiro) producing olefins, aromatics and utilities.

These units have total annual ethylene production capacity of 3,952 kton, of which approximately 78% is naphtha-based, 16% is gas-based and the remainder is ethanol-based. Of the total ethylene produced by the Basic Petrochemicals Unit, approximately 80% is transferred for use by Braskem’s Polyolefins and Vinyls units.

Total annual propylene production capacity is 1,585 kton, of which approximately 65% on average is transferred for use by the Company’s Polyolefins segment.

The following table provides a financial overview of this segment:

Financial Overview (R$ million)	1Q17	4Q16	1Q16	Change	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Net Revenue	6,564	6,548	5,950	0%	10%
Cost of Good Sold	(5,200)	(5,285)	(4,798)	-2%	8%
Gross Profit	1,364	1,263	1,152	8%	18%
Gross Margin	21%	19%	19%	1.5 p.p.	1.4 p.p.
SG&A	(188)	(179)	(151)	5%	25%
Other Operating Income (expenses)	(27)	(305)	(53)	-91%	-49%
EBITDA	1,414	1,076	1,239	31%	14%
EBITDA Margin	22%	16%	21%	5.1 p.p.	0.7 p.p.
Net Revenue - US$ million	2,088	1,989	1,522	5%	37%
EBITDA - US$ million	450	329	317	37%	42%

Capacity Utilization:

The average cracker capacity utilization rate in 1Q17 was 95%, increasing 6 p.p. and 5 p.p. from 1Q16 and 4Q16, respectively. This performance is explained by the good operating performance of all crackers, the normalization of operations at the cracker in Bahia after the scheduled shutdown in 4Q16, and the higher supply of local feedstock as well as the delivery of imported ethane from the United States at the Rio de Janeiro cracker.

Production:

The good operating performance in the quarter supported record-high basic petrochemicals production volume, of 2.2 million tons.

Performance (tons)	1Q17	4Q16	1Q16	Change	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Production
Ethylene	879,795	844,392	831,422	4%	6%
utilization rate	95%	90%	89%	5 p.p.	6 p.p.
Propylene	365,233	330,266	341,327	11%	7%
Cumene	42,059	54,513	56,553	-23%	-26%
Butadiene	107,607	95,021	100,802	13%	7%
BTX*	251,029	234,028	249,741	7%	1%
Others	529,325	576,310	497,561	-8%	6%
Total Production	2,175,049	2,134,529	2,077,406	2%	5%
BTX* - Benzene, Toluene and Paraxylene

Sales Volume – Brazilian Market:

Basic petrochemicals sales volume to third parties in the Brazilian market came to 451 kton, down 1% from the same period last year, in line with domestic client demand.

Performance (tons)	1Q17	4Q16	1Q16	Change	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Sales - Brazilian Market
Ethylene	127,753	115,902	127,181	10%	0%
Propylene	85,226	75,036	60,747	14%	40%
Cumene	41,352	52,431	49,530	-21%	-17%
Butadiene	44,428	47,187	49,832	-6%	-11%
BTX*	152,650	168,721	167,354	-10%	-9%
Total Brazilian Market	451,409	459,276	454,645	-2%	-1%
BTX* - Benzene, Toluene and Paraxylene

Net Revenue – Domestic Market:

Net revenue was US$1,651 million in 1Q17, up 29% from the same period last year, which is basically explained by the higher prices for basic petrochemicals in the international market due to their lower supply in the global market and to healthy operating performance levels. In Brazilian real, net revenue was R$5,190 million, advancing 4% from the same period of 2016.

Sales Volume – Export Market:

Exports of basic petrochemicals came to 205 kton, which set a new record for the Company and was 16% higher than in 1Q16, taking advantage of windows of opportunities of higher spreads arising from the preparations for the cycle of general maintenance shutdowns in Europe and Asia.

Performance (tons)	1Q17	4Q16	1Q16	Change	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Sales - Export Market
Ethylene	34,500	7,917	23,784	336%	45%
Propylene	7,828	7,501	19,314	4%	-59%
Cumene	-	-	-	-	-
Butadiene	57,498	52,167	52,907	10%	9%
BTX*	105,402	95,965	80,311	10%	31%
Total Exports	205,227	163,550	176,317	25%	16%
BTX* - Benzene, Toluene and Paraxylene

Net Revenue - Export Market:

In 1Q17, net revenue from basic petrochemical exports was US$437 million, increasing 78% from 1Q16, reflecting the higher prices for key basic petrochemicals, mainly butadiene3 and benzene4, which registered price increases of 240% and 62%, respectively, from the same period last year, and higher export volumes of Ethylene to Asia. In Brazilian real, net revenue from exports was R$1,373 million in 1Q17, or 43% higher than in the same period of 2016.

COGS: naphtha, HLR (refinery gas), ethane and propane are the main feedstocks used by the Basic Petrochemicals segment to produce olefins and aromatics. Petrobras supplies 100% of the HLR, ethane and propane consumed by Braskem and around 70% of the naphtha, with the remainder met by imports from various suppliers.

In 1Q17, cost of goods sold stood at R$5,200 million, increasing 8% from 1Q16, which is mainly explained by the higher production volume and by the increase in costs driven by higher raw material prices in the international market. In U.S. dollar, cost of goods sold in the quarter came to US$1,654 million, increasing 35% from 1Q16.

In 1Q17, the average ARA naphtha price reference was US$486/ton, increasing 51% from 1Q16 and 10% from 4Q16, in line with the variation in the Brent oil price reference, which rose 58% and 9% from 1Q16 and 4Q16, respectively, influenced by the market’s positive expectations regarding an OPEC agreement to reduce production.

For the supply of naphtha in the Brazilian market (average of n-1 quote), the average international price reference in the quarter was US$487/ton, increasing 46% from 1Q16 and 17% from 4Q16.

Accompanying the 46% increase in natural gas prices in the United States, the USG price reference for ethane, the feedstock used by the Rio de Janeiro cracker, averaged 23¢/gal (US$173/ton) in 1Q17, or 48% higher than in the same period last year. This growth is mainly explained by the investment in logistics debottlenecking, which resulted in higher ethane export volumes.

The Rio de Janeiro cracker also began to receive, in February, ethane imports from the United States, of approximately 6.4 kton in the quarter, which enabled it to mitigate the effects from the feedstock’s lower supply in Brazil due to the scheduled shutdown of REDUC in the same month.

Meanwhile, the average USG price reference for propane stood at 71¢/gal (US$372/ton), increasing 85% compared to 1Q16, which is explained mainly by higher export volumes to Asia and Europe and by stronger demand for heating given the more severe winter in North America.

3 Source: IHS, price references for the U.S. Gulf region.

4 Source: IHS, price references for the U.S. Gulf region.

SG&A Expenses:

In 1Q17, selling, general and administrative expenses came to R$188 million, corresponding to 3% of the segment’s net revenue in the period.

EBITDA:

In 1Q17, EBITDA from Basic Petrochemicals was US$450 million, advancing 42% compared to 1Q16. The highlights in the quarter were: (i) international spreads for basic petrochemicals, particularly butadiene, benzene and cumene, which in relation to 1Q16 increased 474%, 76% and 71%, respectively, according to IHS. In Brazilian real, EBITDA from the Basic Petrochemicals segment was R$1,414 million, increasing 14% compared to 1Q16.

1.2.        POLYOLEFINS

The Polyolefins segment is formed by 18 industrial plants in Brazil producing polyethylene (PE) and polypropylene (PP), which includes the production of Braskem’s Green PE from renewable feedstock.

The industrial operations consist of the PE and PP plants located in the petrochemical complexes of Triunfo, Camaçari, São Paulo, Paulínia and Rio de Janeiro, which have combined annual production capacity of 3,055 kton of PE, with 200 kton of Green PE and 1,850 kton of PP.

In 1Q17, the UTEC business, which previously was part of the Polyolefins segment, became part of the United States and Europe segment.

The following table provides a financial overview of the Polyolefins unit:

Financial Overview (R$ million)	1Q17	4Q16	1Q16	Change	Change
POLYOLEFINS	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Net Revenue	4,845	4,730	5,092	2%	-5%
Cost of Good Sold	(3,805)	(3,718)	(4,032)	2%	-6%
Gross Profit	1,040	1,013	1,060	3%	-2%
Gross Margin	21%	21%	21%	0.1 p.p.	0.6 p.p.
SG&A	(331)	(342)	(310)	-3%	7%
Other Operating Income (expenses)	(38)	(84)	(33)	-55%	14%
EBITDA	781	694	828	13%	-6%
EBITDA Margin	16%	15%	16%	1.4 p.p.	-0.2 p.p.
Net Revenue - US$ million	1,540	1,437	1,306	7%	18%
EBITDA - US$ million	249	200	212	24%	17%

Capacity Utilization:

The PE industrial units operated at an average capacity utilization rate of 91% in the quarter, up 8 p.p. from 1Q16, when capacity utilization was affected by the limited supply of ethane to the Rio de Janeiro cracker. Compared to 4Q16, which was affected by a scheduled shutdown on one of the lines at the Bahia cracker, the average capacity utilization rate increased 4 p.p.

The PP industrial units operated at an average capacity utilization rate of 96% in 1Q17, increasing 7 p.p. and 11 p.p. compared to 1Q16 and 4Q16, respectively, due to the higher supply of propylene by Petrobras.

Production:

Due to the higher average capacity utilization, production by the Polyolefins segment came to 1,109 kton in 1Q17.

Performance (tons)	1Q17	4Q16	1Q16	Change	Change
POLYOLEFINS	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Production
PE's	672,078	667,187	629,737	1%	7%
utilization rate	91%	87%	83%	4 p.p.	8 p.p.
PP	437,272	393,676	408,228	11%	7%
utilization rate	96%	85%	89%	11 p.p.	7 p.p.
Utilization rate does not comprises capacity of the hibernated PP plant in Bahia from 1Q16 onwards

Brazilian Market:

The estimated market for polyolefins (PE and PP) in 1Q17 reached 969 kton, up 6% from 1Q16, due to a general restriction in demand this quarter. Compared to 4Q16, the estimated market for polyolefins expanded 1%, influenced by seasonality.

Sales Volume – Brazilian Market:

Braskem’s sales volume accompanied the performance of Brazil’s polyolefins demand and grew 7% from the same period last year. Market share reached 73%, up 1 p.p. from 1Q16.

Explained by seasonality, sales volume in Brazil grew by 3% compared to 4Q16.

Performance (tons)	1Q17	4Q16	1Q16	Change	Change
POLYOLEFINS	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Sales - Brazilian Market
PE's	420,438	419,557	391,425	0%	7%
PP	284,822	266,864	269,267	7%	6%
Total Brazilian Market	705,260	686,421	660,692	3%	7%

Net Revenue – Domestic Market:

Net revenue in 1Q17 came to US$1,064 million, increasing 23% from 1Q16, supported by the stronger sales volume and higher prices in the international market. In Brazilian real, net revenue amounted to R$3,344 million, or 1% lower than in 1Q16, reflecting the average 20% appreciation in the local currency in the comparison period.

Sales Volume – Export Market:

In 1Q17, export sales volume by the Polyolefins unit increased 3% from 1Q16, led by exports of PE and PP, mainly to South America. Compared to 4Q16, exports grew by 4%.

Performance (tons)	1Q17	4Q16	1Q16	Change	Change
POLYOLEFINS	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Sales - Export Market
PE's	240,530	233,859	244,227	3%	-2%
PP	150,341	142,174	136,580	6%	10%
Total Exports	390,871	376,032	380,807	4%	3%

Net Revenue - Export Market:

Net revenue from exports amounted to US$476 million in the quarter, advancing 9% from 1Q16, supported by sales volume growth given the higher prices in the international market. In Brazilian real, net revenue decreased 12%, influenced by the average Brazilian real appreciation in the period.

COGS: ethylene and propylene are the main feedstocks used to make PE and PP, respectively. For PE production, 100% of the ethylene used is supplied by the Basic Petrochemicals Unit, as is 65% of the propylene used to make PP, with the remainder supplied by Petrobras.

In 1Q17, cost of goods sold (COGS) of the Polyolefins Unit amounted to R$3,805 million, down 6% compared to 1Q16. The growth in production and sales volume and the increases in the price references for both European ethylene and USG propylene were offset by the stronger Brazilian real.

The average U.S. Gulf (USG) price reference for propylene stood at US$1,040/ton, up 52% from the same quarter last year, which is basically explained by the maintenance shutdowns at refineries and higher propylene export volume in the quarter. The European (NWE) price reference for ethylene, which is used for internal transfers, averaged US$1,084/ton in the quarter, up 16% from 1Q16.

SG&A Expenses:

In 1Q17, selling, general and administrative expenses amounted to R$331 million, increasing 7% compared to 1Q16, influenced by the higher sales volumes and corresponding to 6.8% of the segment’s net revenue in the period.

EBITDA:

EBITDA in the quarter came to US$249 million, increasing 17% from 1Q16, driven by sales volume growth and higher international spreads for polyolefins. In Brazilian real, EBITDA came to R$781 million, down 6%, influenced by the 20% average Brazilian real appreciation between the periods. EBITDA margin stood at 16%, stable in relation to 1Q16.

1.3.        VINYLS

The Vinyls segment is formed by the industrial and commercial operations of the PVC, Chlorine and Caustic Soda units, as well as other products such as hydrogen and sodium hypochlorite.

The industrial operations include three PVC plants located in the petrochemical complexes in Camaçari and Alagoas and the two chlor-alkali plants located in the same two petrochemical complexes.

The Company’s annual production capacity is 710 kton of PVC and 539 kton of caustic soda.

The following table provides a financial overview of the Vinyls unit:

Financial Overview (R$ million)	1Q17	4Q16	1Q16	Change	Change
VINYLS	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Net Revenue	808	794	746	2%	8%
Cost of Good Sold	(690)	(730)	(671)	-5%	3%
Gross Profit	118	64	75	84%	57%
Gross Margin	15%	8%	10%	6.5 p.p.	4.6 p.p.
SG&A	(38)	(67)	(54)	-43%	-30%
Other Operating Income (expenses)	(18)	(51)	(6)	-	183%
EBITDA	149	38	84	293%	77%
EBITDA Margin	18%	5%	11%	13.6 p.p.	7.2 p.p.
Net Revenue - US$ million	257	241	192	7%	34%
EBITDA - US$ million	47	12	21	305%	123%

Capacity Utilization:

The PVC plants operated at an average capacity utilization rate of 90%, 14 p.p. higher than in 1Q16, a period affected by scheduled shutdowns in Alagoas and Bahia. Compared to 4Q16, the average capacity utilization fell by 1 p.p.

Production:

The production of caustic soda was 4% lower than the volume produced in 1Q16. In relation to 4Q16, the volume was 10% lower due to the preparation for the 2Q17 maintenance turnaround in Alagoas.

Performance (tons)	1Q17	4Q16	1Q16	Change	Change
VINYLS	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Production
PVC	158,347	162,873	125,906	-3%	26%
utilization rate	90%	91%	71%	-1 p.p.	14 p.p.
Caustic Soda	101,637	113,282	105,727	-10%	-4%
Total Production	259,984	276,156	231,633	-6%	12%

Brazilian Market:

The estimated PVC market in 1Q17 was 251 kton, in line with the market in 1Q16. Compared to 4Q16, the Brazilian PVC market also remained stable with a 1% drop.

Sales Volume – Brazilian Market:

In 1Q17, PVC sales increased 16% and 1% compared to 1Q16 and 4Q16, respectively. Meanwhile, market share stood at 55%.

Performance (tons)	1Q17	4Q16	1Q16	Change	Change
VINYLS	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Sales - Brazilian Market
Brazilian Market - PVC	251,434	253,731	250,627	-1%	0%
Braskem Sales	139,017	137,377	119,698	1%	16%
Market Share	55%	54%	48%	1 p.p.	8 p.p.

Net Revenue – Domestic Market:

Net revenue in 1Q17 amounted to US$230 million, increasing 37% from 1Q16, driven by sales volume growth and better prices for PVC and Caustic Soda in the international market. In Brazilian real, net revenue from the unit’s domestic sales came to R$722 million, up 10% from the same period last year.

Sales Volume – Export Market:

Due to the demand for PVC in the domestic market, part of PVC production (27 kton) was exported in 1Q17.

Performance (tons)	1Q17	4Q16	1Q16	Change	Change
VINYLS	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Sales - International Market
PVC	27,198	39,035	34,256	-30%	-21%
Total Exports	27,198	39,035	34,256	-30%	-21%

Net Revenue - Export Market:

Net revenue from the segment’s exports grew 18% compared to 1Q16, to US$27 million. In Brazilian real, net revenue was R$86 million, down 5% from 1Q16.

COGS: Ethylene and salt are the main inputs used by the Vinyls segment to produce caustic soda, chlorine and PVC. The ethylene is 100% supplied by the Basic Petrochemicals segment. In salt consumption, Braskem holds significant cost advantages over some competitors thanks to its low-cost extraction of sodium chloride (especially compared to sea salt) and low transportation costs, given its industrial unit’s proximity to the salt mine.

In 1Q17, the unit’s cost of goods sold (COGS) amounted to R$690 million, increasing 3% from 1Q16, influenced by the higher production and sales volume.

SG&A Expenses:

In 1Q17, selling, general and administrative expenses came to R$38 million, down 30% from 1Q16 and corresponding to 4.7% of the segment’s net revenue in the period.

EBITDA:

EBITDA in the quarter was US$47 million, advancing 123% in relation to 1Q16, driven by sales volume growth and better international spreads for PVC. In Brazilian real, EBITDA amounted to R$149 million, up 77% from 1Q16, with EBITDA margin of 18%, expanding 7 p.p..

2.   UNITED STATES AND EUROPE

The segment’s results are formed by six industrial units in the United States and two in Europe, with aggregate annual production capacity of 2,115 kton, with 1,570 kton in the United States and 545 kton in Europe.

In 1Q17, the segment posted net revenue of R$2,425 million (US$771 million) and EBITDA of R$592 million (US$188 million), accounting for 19% and 17%, respectively, of the Company’s consolidated revenue and EBITDA.

The following table provides a financial overview of the United States and Europe segment:

Financial Overview (US$ million)	1Q17	4Q16	1Q16	Change	Change
UNITED STATES AND EUROPE	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Net Revenue	771	607	649	27%	19%
Cost of Good Sold	(549)	(472)	(409)	16%	34%
Gross Profit	222	135	239	65%	-7%
Gross Margin	29%	22%	37%	6.6 p.p.	-8.1 p.p.
SG&A	(53)	(45)	(28)	18%	86%
Other Operating Income (expenses)	0	(7)	(3)	-	-
EBITDA	188	103	222	83%	-15%
EBITDA Margin	24%	17%	34%	7.5 p.p.	-9.9 p.p.
Net Revenue - R$ million	2,425	1,997	2,535	21%	-4%
EBITDA - R$ million	592	336	868	76%	-32%

Capacity Utilization:

The segment registered a capacity utilization rate of 101% in 1Q17, increasing 6 p.p. and 1 p.p. from 4Q16 and 1Q16, respectively. The increase compared to 4Q16 is explained by the scheduled shutdown at the Marcus Hook unit in the United States, which included the debottlenecking to expand production capacity at the plant, which restarted operations on the first day of 2017.

Compared to 1Q16, the increase is explained by the excellent operating performance and lack of scheduled or unscheduled maintenance shutdowns at the segment’s units.

Production:

Performance (tons)	1Q17	4Q16	1Q16	Change	Change
UNITED STATES AND EUROPE	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Production
PP	525,867	482,170	499,233	9%	5%
utilization rate	101%	95%	100%	6 p.p.	1 p.p.
OBS: PP production Capacity expanded by 105 kt, effective 01/01/2017

Market:

United States

Demand in the U.S. PP market was stable in relation to the year-ago period. The increased caution adopted by converters with regard to domestic PP prices led to lower volumes of imported PP goods in the period, which mainly benefitted the consumer goods and nonwovens industries, which registered demand growth of 5%.

Compared to 4Q16, U.S. PP demand also strengthened, explained by seasonality, which benefited the caps & closures and film sectors, and by the need for producers to rebuild inventories, which had been low since end-2016.

Europe

The high number of maintenance shutdowns at PP plants in the Middle East during 1Q17, which affected 15% of the region’s total polymer production capacity, led to lower exports to Europe in the period and consequently higher prices in the region.

PP demand in Europe strengthened in relation to both 1Q16 and 4Q16, driven primarily by the automotive, consumer goods and construction material industries, which registered good performances in early 2017, and by the higher prices for polystyrene and engineering plastics, which led consumers to seek out other products to substitute these resins.

Sales Volume:

Sales growth in the quarter is explained by the lack of scheduled maintenance shutdowns in the period and by stronger demand in the United States and Europe.

	Performance (tons)	1Q17	4Q16	1Q16	Change	Change
	UNITED STATES AND EUROPE	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Sales
PP		534,338	502,067	499,577	6%	7%

Net Revenue:

In 1Q17, net revenue was US$771 million, up 19% from 1Q16, which is explained by higher PP prices, the automotive industry’s growth in Europe and the sales volume growth supported by the capacity expansion projects in the United States.

In Brazilian real, net revenue was R$2,425 million in 1Q17, down 4% from 1Q16, due to the 20% Brazilian real appreciation in the period.

COGS: The main feedstock used to make PP in the United States and Europe is propylene, which is supplied to the Company’s industrial units by various local producers.

In 1Q17, the segment’s cost of goods sold (COGS) amounted to US$549 million, or 34% higher than in 1Q16.

The average price reference for U.S. Gulf (USG) propylene in 1Q17 was US$1,040/ton, 52% higher than in 1Q16, which is explained by the shutdowns at refineries, which limited the product’s supply, and by the delay in the startup of a dehydrogenator in the region.

The average price reference for propylene in Europe in 1Q17 was US$870/ton, 36% higher than in 1Q16, which is explained by the scheduled and unscheduled shutdowns at both crackers and propylene production units using propane as feedstock and by the strong demand for propylene derivatives in the region in the period.

SG&A Expenses:

Selling, general and administrative expenses in 1Q17 came to US$53 million, corresponding to 7% of the segment’s net revenue in the period.

EBITDA:

EBITDA amounted to US$188 million in the quarter, down 15% from 1Q16, which is explained by the reduction in the PP-propylene spread5 (33% in USA and 8% in Europe) due to higher raw material prices in both regions. In Brazilian real, EBITDA was R$592 million, accounting for 17% of consolidated EBITDA from all segments.

3.   MEXICO6

The segment comprises an ethane-based cracker, two high-density polyethylene (HDPE) plants and one low-density polyethylene (LDPE) plant with combined annual PE production capacity of 1,050 kton.

The following table provides a financial overview of the Mexico unit:

Financial Overview (US$ million)	1Q17	4Q16	1Q16	Change	Change
MEXICO	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Net Revenue	299	217	31	38%	868%
Cost of Good Sold	(161)	(129)	(30)	25%	431%
Gross Profit	138	88	1	58%	21647%
Gross Margin	46%	40%	2%	5.8 p.p.	44.2 p.p.
SG&A	(21)	(19)	(7)	9%	188%
Other Operating Income (expenses)	2	(12)	(0)	-	-597%
Operating Profit	119	56	(7)	112%	-1788%
Operational Margin	40%	26%	-23%	-	62.6 p.p.
EBITDA	171	102	(7)	67%	-2540%
EBITDA Margin	57%	47%	-23%	9.9 p.p.	79.6 p.p.
Net Revenue - R$ million	940	714	31	32%	2941%
EBITDA - R$ million	536	336	(7)	59%	-7766%

Production and Capacity Utilization:

Performance (tons)	1Q17	4Q16	1Q16	Change	Change
MEXICO	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Production
PE	249,925	193,189	-	29%	n.a
utilization rate	97%	73%	-	23 p.p.	n.a

Sales Volume:

PE sales volume came to 264 kton, 47% of which was sold in Mexico’s domestic market, mainly to the packaging, retail, manufacturing and construction industries, which accounted for 78% of domestic sales.

Exports represented 53% of total sales.

Performance (tons)	1Q17	4Q16	1Q16	Change	Change
MEXICO	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Sales
Mexican Market	124,248	81,862	25,924	52%	379%
Exports	139,881	116,843	118	20%	n.a
Total Sales	264,129	198,706	26,043	33%	914%

5 As of 2Q16, the U.S. PP spread was changed to better reflect the U.S. market: difference between the U.S. PP (GP-homopolymer) price and the U.S. Propylene (polymer grade) price.

6 This unit includes the results of Braskem Idesa SAPI and of the other subsidiaries of Braskem S.A. in Mexico.

Net Revenue:

In 1Q17, net revenue came to US$299 million, increasing 38% from 4Q16, supported by sales volume growth in the period.

The sales price of Braskem Idesa’s PE in the Mexican market is based on the price of resins sold in the U.S. Gulf region, which registered an average price7 of US$1,191/ton in 1Q17, up 7% from 4Q16, due to the limited supply of PE due to maintenance shutdowns in North America.

COGS:

For its ethane supply, Braskem Idesa has a long-term contract with the subsidiary of Petróleos Mexicanos (PEMEX), the Mexican state-owned oil and gas company, whose price is based on the USG ethane price reference.

In 1Q17, COGS came to US$161 million, increasing 25% from 4Q16, reflecting the higher sales volume. The average USG price reference for ethane stood at US$173/ton in 1Q17, down 2% from the previous quarter, reflecting: (i) the lower price for natural gas; and (ii) the higher price of petrochemical co-products (especially butadiene), which reduced the competitive advantage of ethane as a feedstock and consequently demand for the product.

SG&A Expenses:

In 1Q17, selling, general and administrative expenses came to US$21 million, 9% higher than in 4Q16, reflecting the higher sales volume and corresponding to 7% of the segment’s net revenue in the period.

EBITDA:

In 1Q17, EBITDA amounted to US$171 million, advancing 67% compared to 4Q16, with EBITDA margin of 57%, representing expansion of 10 p.p. from 4Q16, driven by sales volume growth and higher petrochemical spreads in the international market. In Brazilian real, EBITDA came to R$536 million, 59% higher than in 4Q16, influenced by the 20% average Brazilian real appreciation in the period.

7 71.4% (HDPE USA) and 28.6% (LDPE USA), as per the capacity mix of the Braskem Idesa units in Mexico.

Financial Results Braskem Idesa

The financial result of Braskem Idesa mainly reflects the debt contracted under the project finance structure and the loan to Braskem Idesa from the project’s shareholders.

In 1Q17, the net financial result was income of R$272 million, which is explained by the exchange variation gain on the outstanding balance of the loan, given the Mexican peso’s appreciation against the U.S. dollar, which offset the recognition of the financial expense of R$31 million related to the transition of hedge accounting to the statement of operations.

As of March 31, 2017, the outstanding principal of the loan with the project’s shareholders was US$1,912 million.

Financial Result Braskem Idesa	1Q17	4Q16	1Q16	Change	Change
R$ million	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Financial Expenses	(243)	(253)	(23)	-4%	980%
Interest Expenses	(204)	(249)	5	-18%	-4484%
Others	(40)	(4)	(27)	837%	46%
Financial Revenue	1	1	1	68%	-2%
Interest	1	1	1	57%	-8%
Others	0	0	(0)	n.a.	n.a.
Foreign Exchange Variation, net	514	(384)	(25)	-234%	-2196%
Foreign Exchange Variation (Expense)	573	(412)	(39)	-239%	-1574%
Foreign Exchange Variation (Revenue)	(59)	28	14	-310%	-511%
Net Financial Result	272	(636)	(46)	-143%	-695%

4.   CONSOLIDATED

The Consolidated figures are formed by the results from the Brazil, United States & Europe and Mexico segments adjusted by eliminations and reclassifications.

The following table presents a financial overview of the consolidated results in the first quarter of 2017:

Financial Overview Consolidated	Net Revenue	Cost of Good	Gross Profit	SG&A	Investment in Subsidiary and	Other Operating	OperationalR	EBITDA
(R$ million)		Sold			Associated	Income	esult
					Companies	(expenses)
Brazil	9,536	(7,029)	2,507	(483)	12	(112)	1,924	2,391
United States and Europe	2,425	(1,726)	699	(166)	-	0	533	592
Mexico	940	(505)	435	(66)	-	5	374	536
Segments Total	12,901	(9,261)	3,640	(715)	12	(106)	2,831	3,518
Other Segments	4	(5)	(0)	-	-			8
Consolidated before eliminations	12,905	(9,265)	3,640	(715)	12	(106)	2,831	3,527
Eliminations and reclassifications	(306)	354	48	25	-	5	77	81
Total Braskem	12,600	(8,912)	3,688	(691)	12	(102)	2,908	3,607

▪  Net Revenue

In 1Q17, net revenue amounted to US$4.0 billion, advancing 32% on the same quarter last year, which is explained by (i) the good sales volume of the Mexico complex; (ii) the recovery in domestic demand; and (iii) higher prices in the international market for resins and basic petrochemicals, especially butadiene, whose price rose by 240% from the same period last year.

In the case of resins, delays at ethane-based greenfield projects in the United States and improved demand contributed to the higher polyethylene prices in relation to 1Q16. In Brazilian real, net revenue came to R$12.6 billion, up 6% on the same period last year.

The share of the Brazilian market in the Company’s total net revenue (ex-resales of naphtha and condensate) in 1Q17 stood at 51%, down 2 p.p. from 1Q16, influenced by the ramp-up of the operations in Mexico and by the Company’s geographic diversification strategy.

Foreign markets accounted for 49% of the Company’s total net revenue, divided between exports from Brazil (23%) and sales by international units (26%). Export revenue in U.S. dollar came to US$2.0 billion in the quarter, up 36% from 1Q16.

▪  Cost of goods sold

Consolidated cost of goods sold (COGS) in 1Q17 amounted to US$2,836 million (R$8,912 million).

Excluding the COGS from resales (R$65 million), consolidated COGS were R$8,847 million, up 10% from 1Q16 (R$8,012 million), which is explained by (i) the startup of Braskem Idesa; (ii) sales volume growth; and (iii) higher prices for feedstock, especially naphtha and propylene. Compared to 4Q16, consolidated COGS ex-resale increased 9%.

In 1Q17, naphtha accounted for 41.1% of total COGS, declining 4.3 p.p. from 1Q16, which is explained by (i) the stronger Brazilian real in the period; (ii) the startup of the petrochemical complex in Mexico from 2Q16; and (iii) the higher capacity utilization rates in the United States.

▪  SG&A Expenses

General and administrative expenses in 1Q17 amounted to R$691 million, increasing 9% from 1Q16, reflecting sales volume growth and higher expenses with the Mexico complex, which include those with launching the activities of the sales teams and with leasing freight cars.

In U.S. dollar, expenses amounted to US$220 million, 35% higher than in 1Q16.

▪  EBITDA

Braskem’s consolidated EBITDA8 in 1Q17 was US$1,147 million, advancing 44% on 1Q16, which is explained by the increases of 2% in resin spreads and 64% in basic petrochemical spreads in the international market

8 EBITDA is defined as the net result in the period plus taxes on profit (income tax and social contribution), the financial result and depreciation, amortization and depletion. The Company opts to present adjusted EBITDA, which excludes or adds other items from the statement of operations that help improve the information on its potential gross cash generation.

EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. However, note that EBITDA is not a measure established in accordance with International Financial Reporting Standards (IFRS) and is presented herein in accordance with Instruction 527 issued on October 4, 2012 by the Securities and Exchange Commission of Brazil (CVM).

and by the good performance of the Mexico complex, which in the same period last year was still in the ramp-up phase. The substantial expansion in basic petrochemical spreads was driven mainly by one-off price increases for butadiene and benzene. In Brazilian real, EBITDA came to R$3,607 million, increasing 16% from 1Q16.

▪  Net Financial Result 9

In 1Q17, the net financial result was an expense of R$644 million, compared to an expense of R$903 million in 4Q16:

•         Financial expenses improved R$162 million from 4Q16, mainly due to the reductions in interest expenses and tax liabilities. The 3% Brazilian real appreciation in the comparison period was partially offset by the transition to the statement of operations of hedge accounting for exports, of R$337 million in 1Q17.

•         Financial income increased by R$33 million, mainly due to the R$21 million increase in interest income from financial investments in Brazilian real and to the end-of-period appreciation in the Brazilian real.

Excluding the effects from exchange variation, the net financial result in the quarter was an expense of R$429 million, representing a reduction of R$195 million from the expense in the prior-year period.

The following table shows the composition of Braskem’s net financial result, excluding Braskem Idesa:

Financial Result Ex-Braskem Idesa	1Q17	4Q16	1Q16	Change	Change
R$ million	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Financial Expenses	(656)	(818)	(768)	-20%	-15%
Interest Expenses	(434)	(466)	(539)	-7%	-20%
Net Interest on Fiscal Provisions	(38)	(164)	(27)	-77%	37%
Others	(184)	(188)	(201)	-2%	-8%
Financial Revenue	227	194	238	17%	-4%
Interest	200	179	222	12%	-10%
Others	27	16	16	73%	69%
Foreign Exchange Variation, net	(216)	(280)	(874)	-23%	-75%
Foreign Exchange Variation (Expense)	(67)	(109)	(427)	-39%	-84%
Foreign Exchange Variation (Revenue)	(149)	(171)	(446)	-13%	-67%
Net Financial Result	(644)	(903)	(1,404)	-29%	-54%

9 Excludes the financial result of Braskem Idesa SAPI.

▪  Net Income/Loss 10

Net Profit (R$ million)	1Q17	1Q16	Change
CONSOLIDATED	(A)	(B)	(A)/(B)
Net Profit (Loss)	1,914	796	141%
Attributable to
Company's shareholders	1,808	823	120%
Non-controlling interest in Braskem Idesa	107	(28)	-483%

Net Profit (Loss) per share
Common Shares	2.26	1.02	122%
Class 'A' Preferred Shares	2.26	1.02	122%
Class 'B' Preferred Shares	0.61	0.61	0%

▪  Liquidity and Capital Resources:

On March 31, 2017, the Company’s consolidated gross debt (excluding the US$3.1 billion balance of debt at Braskem Idesa) stood at US$7,463 million, down 1% from the end of the previous quarter.

The balance of cash and investments amounted to US$2,230 million, 1% lower than the balance at December 31, 2016. This balance does not include (i) US$133 million in financial investments given as guarantee to cover Braskem’s obligation related to the constitution of a reserve account for the project finance of the subsidiary Braskem Idesa, and (ii) the cash balance at Braskem Idesa of US$58 million.

Accordingly, Braskem’s consolidated net debt stood at US$5,233 million at the end of 1Q17, or 1% lower than in the previous quarter.

Financial leverage measured by the ratio of net debt to EBITDA in U.S. dollar ended the first quarter of 2017 at 1.57, down 6% from the ratio at the end of the prior quarter. In Brazilian real, the leverage ratio stood at 1.51.

Compared to March 31, 2016, the combination of the US$101 million decline in net debt in U.S. dollar and the 7% growth in EBITDA in the last 12 months had a positive impact on the leverage ratio, which fell by 9%.

Debt	Mar-17		Dec-16		Mar-16		Chg.	Chg.
US$ million	(A)		(B)		(C)		(A)/(B)	(A)/(C)
Consolidated Debt	10,526		10,623		10,673		-1%	-1%
in R$	1,566	15%	1,582	15%	1,591	15%	-1%	-2%
in US$	8,960	85%	9,041	85%	9,082	85%	-1%	-1%
Project Finance - Mexico	(3,063)		(3,110)		(3,250)		-1%	-6%
in US$	(3,063)	100%	(3,110)	100%	(3,250)	100%	-1%	-6%
Gross Debt Ex-Project Finance	7,463		7,513		7,423		-1%	1%
in R$	1,566	21%	1,582	21%	1,591	21%	-1%	-2%
in US$	5,897	79%	5,932	79%	5,832	79%	-1%	1%
Cash and Cash Equivalents	(2,230)		(2,250)		(2,089)		-1%	7%
in R$	(1,147)	51%	(1,204)	54%	(698)	33%	-5%	64%
in US$	(1,083)	49%	(1,046)	46%	(1,391)	67%	4%	-22%
Net Debt	5,233		5,263		5,334		-1%	-2%
in R$	420	8%	377	7%	894	17%	11%	-53%
in US$	4,814	92%	4,886	93%	4,440	83%	-1%	8%
EBITDA LTM	3,337		3,152		3,105		6%	7%
Net Debt / EBITDA	1.57x		1.67x		1.72x		-6%	-9%
Note: the table above does not consider the debt related to the Mexico project of US$3.1 billion because the same was structured in the project finance model and, therefore, must be repayed with the project's cash generation. The Mexico's cash is also not considered

10 The net profit (loss) per share does not include the result with discontinued operations.

Through a Global Settlement with authorities in Brazil and abroad, the Company undertook to pay approximately US$957 million, equivalent to approximately R$3.1 billion. Including the recognition of the face value of the Leniency Agreement on March 31, 2017 and the payment of US$94.8 million referring to the portion of the U.S. Department of Justice (DoJ) under the Global Settlement in the Company’s balance of net debt, the adjusted leverage ratio in USD ended 1Q17 at 1.81.

Debt	Mar-17	Dec-16	Mar-16	Chg.	Chg.
US$ million	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Adjusted Net Debt	6,044	6,139	5,334	-2%	13%
Net Debt	5,233	5,263	5,334	-1%	-2%
Leniency Agreement*	957	957		0%	n.a.
Repayment	(95)			0%	n.a.
Value Adjustment	(52)	(82)		-37%	n.a.
EBITDA LTM	3,337	3,152	3,105	6%	7%
Adjusted Net Debt / EBITDA	1.81x	1.95x	1.72x	-7%	5%
*Face value of the Leniency Agreement

On March 31, 2017, the average debt term was 14.5 years and, considering only dollar-denominated debt, the average debt term was 17.1 years. The weighted average cost of servicing the Company's debt was exchange variation + 5.64%.

In line with its strategy to maintain high liquidity and its financial health, the Company also maintains two stand-by credit facilities in the amounts of US$750 million and R$500 million, both of which mature in 2019. None of the stand-by credit facilities was used in the period.

Braskem’s liquidity position of US$2,230 million is sufficient to cover the payment of all obligations maturing over the next 25 months. Considering the stand-by credit facilities, this coverage is 32 months.

The following chart details on Braskem’s debt amortization schedule as of March 31, 2017:

▪  Currency Hedging Program

In 4Q16, Braskem launched a currency hedging program to mitigate the exposure of its cash flows to liabilities denominated in Brazilian real and not pegged to the U.S. dollar (energy, water, payroll, sustaining CAPEX, etc.).

The strategy was adopted solely for non-speculative purposes. Under the program, the contracting of derivatives is limited to the extent of exposure, in compliance with Braskem’s Financial Policy.

With the exclusive purpose of protecting its cash flow, the program adopts two strategies using derivative instruments: (i) purchase of put options (“Puts”) and (ii) purchase of put options associated with the sale of call options (“Zero-Cost Collar” or “ZCC”), contracted for a maximum period of 24 months.

Both alternatives offer protection in the event the Brazilian real appreciates while simultaneously enabling the capture of competitiveness gains in the event the local currency depreciates.

In the case of ZCCs, however, this potential benefit is limited to the strike price of the call option. In scenarios in which the exchange rate exceeds such strike prices, their effects will be recognized on the financial statements as a gain in EBITDA and a corresponding financial expense.

Management may suspend the program at any time that it, for whatever reason, deems such decision in the best interest of the Company.

▪  Risk-rating agencies:

Braskem maintained investment grade ratings at Standard & Poor's (BBB-) and Fitch Ratings (BBB-) and its credit risk is above Brazil’s sovereign risk at the three main rating agencies (S&P, Fitch and Moody’s).

In 1Q17, Moody’s upgraded Braskem’s outlook from negative to stable, after upgrading its outlook for Brazil’s sovereign credit rating.

In April, Standard & Poor's reaffirmed Braskem’s rating on the global scale at BBB-, reflecting: (i) its position in the Brazilian petrochemical market; (ii) the diversification of its feedstock profile; (iii) its geographic diversification; and (iv) its broad client base and strong capacity to distribute products. The maintenance of the negative outlook reflects Brazil’s sovereign credit rating.

▪  Investment11:

In 1Q17, Braskem’s units in Brazil, the United States and Europe made 16% of the total investments planned for the year.

The investment of R$20 million in strategic projects in Brazil refers to the project to diversify the feedstock profile of the cracker in Bahia, which already reached 39.2% completion in 1Q17, with startup slated for the second half of 2017.

At the United States and Europe units, of the total of US$11 million (R$35 million) in strategic investments, US$8.7 million (R$27.2 million) refers to expenses with studies for the project to build a new PP plant in the United States.

Consolidated Investments	1Q17		2017e		1Q17		2017e
(ex-Braskem Idesa)	R$ million				US$ million

Brasil	237	84%	1,619	92%	75	84%	464	92%
Operational	217	91%	1,368	85%	69	91%	392	85%
Strategics	20	9%	251	15%	6	9%	72	15%
United States and Europe	45	16%	142	8%	14	16%	41	8%
Operational	11	23%	123	87%	3	23%	35	87%
Strategics	35	77%	19	13%	11	77%	5	13%
Total	283	100%	1,761	100%	90	100%	505	100%

Braskem Idesa Investments	1Q17		2017e		1Q17		2017e
	R$ million				US$ million
Operational	2	100%	53	100%	1	100%	15	100%
Strategics	-		-		-		-
Total	2	100%	53	100%	1	100%	15	100%

11 Includes operating investments, maintenance shutdowns and acquisition of spare parts.

▪  Indicators

Indicators	1Q17	4Q16	1Q16	Var.	Var.
R$ million	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Operationals
EBITDA	3,607	2,379	3,116	51.6%	15.8%
EBITDA Margin (%)	28.6	19.8	26.2	8.9 p.p.	2.5 p.p.
SG&A/Net Revenue (%)	5.2	6.3	5.0	-1.0 p.p.	0.2 p.p.

Financials
Net Debt*	19,149	20,007	18,984	-4.3%	0.9%
Net Debt/EBITDA LTM*	1.74	1.82	1.72	-4.0%	1.4%
EBITDA/ Interest Paid LTM*	7.36	8.49	7.10	-13.2%	3.6%

Company Valuation
Share Price (Final)	31.75	34.25	21.06	-7.3%	50.7%
Shares Outstanding**	796	796	796	0.0%	0.0%
Market Cap	25,274	27,264	16,767	-7.3%	50.7%
Net Debt	25,870	27,023	18,984	-4.3%	36.3%
Braskem	19,149	20,007	18,984	-4.3%	0.9%
Braskem Idesa (75%)***	6,721	7,016		-4.2%	n.a.
Enterprise Value (EV)	51,144	54,287	35,752	-5.8%	43.1%
EBITDA LTM	11,742	11,373	11,034	3.2%	6.4%
Braskem	10,974	11,009	11,034	-0.3%	-0.5%
Braskem Idesa (75%)	768	363		111.4%	n.a.
EV/EBITDA	4.4	4.8	3.2	-8.8%	34.4%
EPS	0.7	(0.5)	4.5	-229.2%	-84.2%
Dividend Yield (%)	7.9	7.3	2.9	0.6 p.p.	5.0 p.p.
FCF Yield (%)	9.4	8.2	15.8	1.2 p.p.	-6.4 p.p.
*Does not consider Net Debt, EBITDA and Interest Paid of Braskem Idesa
** Does not consider shares held in treasury
***Considers US$ 133 million of market security given as collateral to cover Braskem's obligation related to the constitution of a reserve account for the Braskem Idesa's project finance

EXHIBITS LIST:

DISCLAIMER

This release contains forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate," "wish," "expect," "foresee," "intend," "plan," "predict," "project," "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any liability for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Statement of Operations

Income Statement (R$ million)	1Q17	4Q16	1Q16	Change	Change
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Gross Revenue	14,754	14,012	13,832	5%	7%
Net Revenue	12,600	12,046	11,915	5%	6%
Cost of Good Sold	(8,912)	(8,938)	(8,616)	0%	3%
Gross Profit	3,688	3,108	3,301	19%	12%
Selling Expenses	(346)	(391)	(307)	-12%	13%
General and Administrative Expenses	(311)	(362)	(285)	-14%	9%
Expenses with Research and Technology	(34)	(42)	(43)	-20%	-21%
Other Net Income (expenses)	(102)	(3,559)	(138)	-97%	-26%
Investment in Subsidiary and Associated Companies	12	7	2	77%	624%
Operating Profit Before Financial Result	2,908	(1,240)	2,531	-335%	15%
Net Financial Result	(385)	(1,569)	(1,485)	-75%	-74%
Profit Before Tax and Social Contribution	2,523	(2,809)	1,045	-190%	141%
Income Tax / Social Contribution	(617)	188	(261)	-428%	137%
Discontinued operations result	9	4	11	151%	-18%
Net Profit (Loss)	1,914	(2,617)	796	-173%	141%
Attributable to
Company's shareholders	1,808	(2,531)	823	-171%	120%
Non-controlling interest in Braskem Idesa	107	(86)	(28)	-224%	-483%

EXHIBIT II

Calculation of Consolidated EBITDA

EBITDA Statement R$ million	1Q17	4Q16	1Q16	Change	Change
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Net Profit	1,914	(2,617)	796	-173%	141%
Income Tax / Social Contribution	617	(188)	261	-428%	137%
Financial Result	385	1,569	1,485	-75%	-74%
Depreciation, amortization and depletion	702	727	570	-3%	23%
Cost	653	631	530	3%	23%
Expenses	49	95	39	-48%	25%
Basic EBITDA	3,619	(509)	3,111	-810%	16%
Provisions for the impairment of long-lived assets (i)	(0)	(1)	3	-73%	-105%
Adjustments in discontinued operations result (ii)	-	4	3	-100%	-100%
Results from equity investments (iii)	(12)	(7)	(2)	77%	624%
Others (iv)	-	2,893	-	-100%	0%
Adjusted EBITDA	3,607	2,379	3,116	52%	16%
EBITDA Margin	28.6%	19.8%	26.2%	9 p.p.	2 p.p.
Adjusted EBITDA US$ million	1,147	727	795	58%	44%

(i)   Represents the accrual and reversal of provisions for the impairment of long-lived assets (investments, property, plant and equipment and intangible assets) that were adjusted to form EBITDA, since there is no expectation of their financial realization and if in fact realized they would be duly recorded on the statement of operations.

(ii)  Corresponds to the results of quantiQ and IQAG.

(iii) Corresponds to results from equity investments in associated companies and joint ventures.

(iv) Adjustments made in the year because they do not impact operating cash generation as per the Company’s understanding. The largest impact is related to the provision for the Leniency Agreement.

EXHIBIT III

Consolidated Balance Sheet

ASSETS (R$ million)	Mar-17	Dec-16	Change
	(A)	(B)	(A)/(B)
Current	16,281	15,897	2%
Cash and Cash Equivalents	6,617	6,702	-1%
Marketable Securities/Held for Trading	1,011	1,190	-15%
Accounts Receivable	2,243	1,634	37%
Inventories	5,546	5,238	6%
Recoverable Taxes	592	826	-28%
Dividends and Interest on Equity	15	15	0%
Prepaid Expenses	74	102	-27%
Related parties	0	0	n.a.
Derivatives operations	5	8	-45%
Other Receivables	178	181	-2%
Assets held for sale	375	360	4%
Non Current	35,409	35,566	0%
Marketable Securities/ Held-to-Maturity	0	0	n.a.
Accounts Receivable	65	70	-8%
Advances to suppliers	58	62	-6%
Taxes Recoverable	1,157	1,088	6%
Deferred Income Tax and Social Contribution	1,182	1,653	-28%
Compulsory Deposits and Escrow Accounts	237	233	2%
Related parties	0	0	n.a.
Insurance claims	51	51	0%
Derivatives operations	30	29	3%
Other receivables	136	141	-4%
Investments	105	92	14%
Property, Plant and Equipament	29,607	29,337	1%
Intangible Assets	2,781	2,809	-1%
Total Assets	52,065	51,822	0%

LIABILITIES AND SHAREHOLDERS' EQUITY (R$ million)	Mar-17	Dec-16	Change
	(A)	(B)	(A)/(B)

Current	21,545	23,038	-6%
Suppliers	5,070	6,545	-23%
Financing	3,012	2,594	16%
Braskem Idesa Financing	9,911	10,438	-5%
Derivatives operations	30	29	4%
Salary and Payroll Charges	376	562	-33%
Taxes Payable	1,049	624	68%
Dividends	3	3	-1%
Advances from Customers	220	203	8%
Leniency Agreement Provision	1,291	1,354	-5%
Sundry Provisions	83	113	-26%
Accounts payable to related parties	0	0	n.a.
Other payables	397	476	-17%
Non Current Liabilities Held for Sale	102	95	7%
Non Current	25,985	27,063	-4%
Suppliers	229	202	14%
Financing	19,635	20,737	-5%
Braskem Idesa Financing	0	0	n.a.
Derivatives operations	799	861	-7%
Taxes Payable	31	24	30%
Accounts payable to related parties	0	0	n.a.
Loan to non-controlling shareholders of Braskem Idesa	1,597	1,621	-1%
Deferred Income Tax and Social Contribution	809	511	58%
Post-employment Benefit	161	162	-1%
Provision for losses on subsidiaries	0	0	n.a.
Advances from Customers	115	163	-29%
Contingencies	1,002	985	2%
Leniency Agreement Provision	1,277	1,499	-15%
Sundry Provisions	206	206	0%
Other payables	124	93	34%
Shareholders' Equity	4,534	1,721	163%
Capital	8,043	8,043	0%
Capital Reserve	232	232	0%
Profit Reserves	835	835	0%
Other Comprehensive Income*	-5,552	-6,322	-12%
Treasury Shares	-50	-50	0%
Retained Earnings (Losses)	1,815	0	n.a.
Company's Shareholders	5,323	2,739	94%
Non Controlling Interest on Braskem Idesa	(789)	(1,018)	-22%
Total Liabilities and Shareholders' Equity	52,065	51,822	0%

* At the reporting date for the quarterly information at March 31, 2017, these clauses were not being complied with obligations customary in project finance contracts. In this sense, the entire balance of non-current liabilities, in the amount of R$9,015 million, was reclassified to current liabilities, in accordance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements).

According to the standards mentioned above, such reclassification is required when a contractual breach entitles creditors to request the immediate repayment of the obligations in the short-term. In this context, note that none of its creditors has requested said immediate repayment of obligations and Braskem Idesa has been settling this obligation in accordance with its original maturity schedule. Additionally, Braskem Idesa has already entered into agreements with its creditors to obtain approvals for said contractual breach in order to return the entire amount reclassified from current liabilities to non-current liabilities

** Includes the exchange variation of financial liabilities designated as hedge accounting.

EXHIBIT IV

Consolidated Cash Flow

Consolidated Cash Flow	1Q17	4Q16	1Q16	Change Change
R$ million	(A)	(B)	(C)	(A)/(B) (A)/(C)

Net Profit (Loss) Before Income Tax and Social Contribution and the
result of discontinued operations	2,523	(2,803)	1,062	-190%	138%
Adjust for Net Income Restatement
Depreciation, Amortization and Depletion	702	728	571	-4%	23%
Equity Result	(12)	(7)	(2)	77%	624%
Interest, Monetary and Exchange Variation, Net	215	1,028	365	-79%	-41%
Provision for Leniency Agreement	-	2,853	-	-100%	n.a.
Provision for losses and write-offs of long-lived assets	9	24	20	-62%	-53%
Cash Generation before Working Capital	3,437	1,824	2,015	88%	71%
Operating Working Capital Variation
Financial investments held for trading	188	254	(279)	-26%	-168%
Account Receivable from Customers	(604)	371	525	-263%	-215%
Inventories	(316)	296	278	-207%	-214%
Recoverable Taxes	206	65	316	218%	-35%
Advanced Expenses	28	38	8	-27%	238%
Other Account Receivables	4	421	(8)	-99%	-145%
Suppliers	(1,283)	(1,242)	(1,884)	3%	-32%
Taxes Payable	26	(446)	(203)	-106%	-113%
Long-Term Incentives	-	-	-	n.a.	n.a.
Advances from Customers	(31)	(39)	(5)	-20%	483%
Leniency Agreement	(297)	-	-
Other Provisions	(13)	441	(5)	-103%	162%
Other Account Payables	(263)	57	32	-565%	-917%
Operating Cash Flow	1,082	2,040	791	-47%	37%
Interest Paid	(472)	(463)	(448)	2%	5%
Income Tax and Social Contribution	(41)	(306)	(95)	-87%	-57%
Net Cash provided by operating activities	569	1,271	248	-55%	129%
Proceeds from the sale of fixed assets	0	0	0	98%	171%
Effect of the discontinuation of the subsidiary's cash	-	-	-	n.a.	n.a.
Additions to Fixed and Intangible Assets	(272)	(819)	(562)	-67%	-52%
Additions to Intangible Assets	(1)	(15)	(5)	-96%	-87%
Option Premium in the US dollar sale	(2)	-	-	n.a.	n.a.
Financial investments held to Maturity	-	-	-	n.a.	n.a.
Cash used in Investing Activities	(275)	(833)	(567)	-67%	-52%
Financing
Obtained Borrowings	660	1,286	804	-49%	-18%
Payment of Borrowings	(886)	(1,146)	(968)	-23%	-8%
Braskem Idesa Financing	-	-	-	n.a.	n.a.
Captações	-	-	91	n.a.	-100%
Pagamentos	(198)	(99)	(80)	100%	147%
Dividends Paid	(0)	(999)	(0)	-100%	675%
Cash used in Financing Activities	(424)	(959)	(154)	-56%	175%
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled	46	60	238	-24%	-81%
Cash and Cash Equivalents Generation (Aplication)	(85)	(461)	(234)	-82%	-64%
Represented by
Cash and Cash Equivalents at The Beginning of The Period	6,702	7,239	7,043	-7%	-5%
Cash and Cash Equivalents at The End of The Period	6,617	6,778	6,809	-2%	-3%
Increase (Decrease) in Cash and Cash Equivalents	(85)	(461)	(234)	-82%	-64%

EXHIBIT V

Statement of Operations – Deconsolidation Braskem Idesa

	Consolidated		Braskem Idesa
Income Statement (R$ million)	Ex Braskem Idesa		Consolidated		Eliminations		Consolidated
	1Q17	1Q16	1Q17	1Q16	1Q17	1Q16	1Q17	1Q16
Net Revenue	11,813	11,817	894	121	(108)	(23)	12,600	11,915
Cost of Good Sold	(8,540)	(8,507)	(483)	(118)	111	12	(8,912)	(8,613)
Gross Profit	3,274	3,310	411	3	3	(11)	3,688	3,301
Selling Expenses	(306)	(290)	(40)	(16)	-	-	(346)	(307)
General and Administrative Expenses	(286)	(284)	(31)	(12)	7	11	(311)	(285)
Research and Development Expenses	(34)	(43)	-	-	-	-	(34)	(43)
Other Net Operating Income (expenses)	332	(82)	-	-	(320)	84	12	2
Investment in Subsidiary and Associated Companies	(113)	(136)	11	(1)	-	-	(102)	(138)
Operating Profit Before Financial Result	2,868	2,475	351	(27)	(310)	84	2,908	2,531
Net Financial Result	(644)	(1,404)	272	(46)	(14)	(36)	(385)	(1,485)
Financial Expenses	(656)	(768)	(243)	(23)	64	-	(836)	(790)
Financial Revenues	227	238	1	1	(64)	(74)	165	165
Exchange Variation, net	(216)	(874)	514	(25)	(14)	38	285	(860)
Profit Before Tax and Social Contribution	2,223	1,071	623	(73)	(324)	47	2,523	1,045
Income Tax / Social Contribution	(425)	(258)	(193)	(2)	-	-	(617)	(261)
Discontinued operations result	9	11	-	-	-	-	9	11
Net Profit (Loss)	1,808	823	430	(75)	(324)	47	1,914	796

EXHIBIT VI

Balance Sheet - Deconsolidation Braskem Idesa

	Consolidated		Braskem Idesa
Balance Sheet (R$ million)	Ex Braskem Idesa		Consolidated		Eliminations		Consolidated
	Mar-17 Dec-16 Mar-17 Dec-16 Mar-17 Dec-16 Mar-17 Dec-16
Current	15,321	14,999	1,020	967	(60)	(69)	16,281	15,897
Cash and Cash Equivalents	6,435	6,500	182	202	-	-	6,617	6,702
Marketable Securities/Held for Trading	1,011	1,190	-	-	-	-	1,011	1,190
Accounts Receivable	1,961	1,456	342	247	(60)	(69)	2,243	1,634
Inventories	5,139	4,863	407	375	-	-	5,546	5,238
Recoverable Taxes	515	711	77	115	-	-	592	826
Other receivables	260	279	11	27	-	-	271	306
Non Current	27,749	28,099	12,978	12,806	(5,318)	(5,340)	35,409	35,566
Taxes Recoverable	1,157	1,088	0	0	-	-	1,157	1,088
Deferred Income Tax and Social Contribution	134	190	1,048	1,464	-	-	1,182	1,653
Related parties	4,638	4,691	-	-	(4,638)	(4,691)	-	-
Other receivables	651	649	31	30	-	-	682	678
Property, Plant and Equipament	18,540	18,814	11,747	11,171	(680)	(649)	29,607	29,337
Intangible Assets	2,629	2,668	152	141	-	-	2,781	2,809
Assets held for sale	375	360	-	-	-	-	375	360
Total Assets	43,446	43,458	13,998	13,773	(5,378)	(5,409)	52,065	51,822

Current	11,268	12,135	10,235	10,878	(60)	(69)	21,443	22,943
Suppliers	4,926	6,335	204	279	(60)	(69)	5,070	6,545
Financing	3,012	2,594	-	-	-	-	3,012	2,594
Braskem Idesa Financing	(0)	-	9,911	10,438	-	-	9,911	10,438
Salary and Payroll Charges	361	540	15	22	-	-	376	562
Taxes Payable	1,035	611	14	13	-	-	1,049	624
Other payables	1,934	2,053	91	126	-	-	2,025	2,179
Non Current	26,752	28,489	6,236	6,326	(7,002)	(7,753)	25,985	27,063
Financing	19,635	20,737	-	-	-	-	19,635	20,737
Braskem Idesa Financing	-	-	-	-	-	-	-	-
Accounts payable to related parties	-	-	4,634	4,699	(4,634)	(4,699)	-	-
Loan to non-controlling shareholders of Braskem Idesa	-	-	1,597	1,621	-	-	1,597	1,621
Provision for losses on subsidiaries	2,368	3,054	-	-	(2,368)	(3,054)	-	-
Other payables	4,749	4,699	4	7	-	-	4,753	4,706
Non Current Liabilities Held for Sale	102	95	-	-	-	-	102	95
Shareholders' Equity	5,323	2,739	(2,473)	(3,431)	1,684	2,413	4,534	1,721
Attributable to Company's Shareholders	5,323	2,739	(2,473)	(3,431)	2,473	3,431	5,323	2,739
Non Controlling Interest on Braskem Idesa	-	-	-	-	(789)	(1,018)	(789)	(1,018)
Total Liabilities and Shareholders' Equity	43,446	43,458	13,998	13,773	(5,378)	(5,409)	52,065	51,822

EXHIBIT VII

Cash Flow - Deconsolidation Braskem Idesa

	Consolidated		Braskem Idesa
Consolidated Cash Flow (R$ million)	Ex Braskem Idesa		Consolidated		Eliminations		Consolidated
	1Q17	1Q16	1Q17	1Q16	1Q17	1Q16	1Q17	1Q16

Net Profit (Loss) Before Income Tax and Social Contribution
and the result of discontinued operations	2,223	1,087	623	(73)	(324)	47	2,523	1,062
Adjust for Net Income (Loss) Restatement	608	1,167	(18)	(166)	324	(47)	914	954
Depreciation, Amortization and Depletion	550	571	162	0	(10)	-	702	571
Equity Result	(332)	82	-	-	320	(84)	(12)	(2)
Interest, Monetary and Exchange Variation, Net	381	495	(180)	(166)	14	36	215	365
Provision for losses - fixed assets	9	20	0	-	-	-	9	20
Cash Generation before Working Capital	(2,110)	(1,254)	(245)	30	-	-	(2,355)	(1,225)
Financial investments held for trading	188	(279)	-	-	-	-	188	(279)
Account Receivable from Customers	(500)	436	(95)	20	(9)	69	(604)	525
Inventories	(286)	264	(30)	14	-	-	(316)	278
Recoverable Taxes	167	280	39	36	-	-	206	316
Advanced Expenses	27	(2)	1	10	-	-	28	8
Other Account Receivables	(11)	(4)	15	(5)	-	-	4	(8)
Suppliers	(1,218)	(1,606)	(75)	(208)	9	(69)	(1,283)	(1,884)
Taxes Payable	93	(290)	(67)	87	-	-	26	(203)
Advances from Customers	(28)	(5)	(4)	(0)	-	-	(31)	(5)
Leniency Agreement	(297)	-	-	-	-	-	(297)	-
Other Account Payables	(246)	(49)	(30)	76	-	-	(276)	27
Operating Cash Flow	721	1,000	360	(209)	-	-	1,082	791
Interest Paid	(350)	(448)	(122)	-	-	-	(472)	(448)
Income Tax and Social Contribution	(40)	(95)	(1)	-	-	-	(41)	(95)
Net Cash provided by operating activities	332	458	237	(209)	-	-	569	248
Proceeds from the sale of fixed assets	-	-	-	-	-	-	-	-
Additions to Fixed Assets	(249)	(243)	(24)	(324)	-	-	(273)	(567)
Cash used in Investing Activities	(251)	(243)	(24)	(324)	-	-	(275)	(567)
Financing
Obtained Borrowings	660	804	-	-	-	-	660	804
Payment of Borrowings	(886)	(968)	-	-	-	-	(886)	(968)
Braskem Idesa Financing
Obtained Borrowings	-	-	-	91	-	-	-	91
Payment of Borrowings	-	-	(198)	(80)	-	-	(198)	(80)
Related Parties
Obtained (Payment of) Borrowings	21	(503)	(21)	503	-	-	-	-
Dividends	(0)	(0)	-	-	-	-	(0)	(0)
Cash used in Financing Activities	(205)	(667)	(219)	513	-	-	(424)	(154)
Exchange Variation on Cash of Foreign Subsidiaries and Jointly	59	225	(13)	14	-	-	46	238
Cash and Cash Equivalents Generation (Aplication)	(65)	(228)	(19)	(7)	-	-	(85)	(234)
Represented by
Cash and Cash Equivalents at The Beginning of The Period	6,500	6,909	202	135	-	-	6,702	7,043
Cash and Cash Equivalents at The End of The Period	6,435	6,681	182	128	-	-	6,617	6,809
Increase (Decrease) in Cash and Cash Equivalents	(65)	(228)	(19)	(7)	-	-	(85)	(234)

EXHIBIT VIII

Production Volume

PRODUCTIONCONSOLIDATED

tons	1Q16	2Q16	3Q16	4Q16	1Q17

Polyolefins
PE's	629,737	699,663	711,879	667,187	672,078
PP	408,228	387,043	403,527	393,676	437,272
Total	1,037,965	1,086,706	1,115,407	1,060,862	1,109,350

Vinyls
PVC	125,906	148,604	156,655	162,873	158,347
Caustic Soda	105,727	102,071	119,827	113,282	101,637
Chlorine	12,160	11,625	11,804	12,574	11,948
Total	243,793	262,300	288,286	288,730	271,932

Basic Petrochemicals
Ethylene	831,422	880,739	903,308	844,392	879,795
Propylene	341,327	367,036	361,837	330,266	365,233
High Purity Propane	1,021	692	878	744	931
Butadiene	100,802	106,708	109,156	95,021	107,607
Paraxylene	51,230	50,420	48,516	46,027	45,434
Benzene	165,845	170,399	187,020	166,644	188,466
Toluene	32,666	27,916	32,449	21,357	17,129
Orthoxylene	13,987	12,329	15,084	14,018	14,476
Isoprene	3,912	3,309	5,433	2,889	5,391
Butene 1	11,746	16,879	19,039	19,039	19,039
Dicyclopentadien	4,702	3,544	7,872	7,872	7,872
Hydrogen	1,015	1,490	1,791	1,372	1,565
ETBE/ MTBE	74,978	91,146	82,927	66,650	87,695
Aromatic Chain (RAP)	30,898	35,864	32,183	34,122	33,299
Piperylene	5,111	4,614	7,400	3,675	6,792
Gasoil	16,239	9,782	1,633	23,739	10,207
C4 Heavies	7,084	9,909	7,820	6,223	9,107
BTE Fuel Oil	21,819	21,206	17,647	14,934	14,624
Unilene	1,708	3,600	3,365	3,243	3,286
PIB	4,889	4,043	5,692	6,605	5,039
Mixed Xylenes	16,472	13,601	16,239	11,867	11,807
AB9 Solvent	6,663	3,284	12,257	9,438	7,803
Coperaf1	1,632	5,842	77	2,941	3,308
Aguarras	5,313	4,062	6,592	8,677	6,985
Fuel	245,558	213,330	204,582	320,719	265,024
Aromatic C7C8	5,867	391	(393)	333	(375)
Cumene	56,553	36,935	45,935	54,513	42,059
Nonene	5,181	4,142	6,206	5,498	4,995
Tetramer	4,759	4,249	6,425	3,696	3,297
Other Basic Petrochemicals	7,007	8,666	7,445	8,015	7,159
Total	2,077,406	2,116,126	2,156,415	2,134,529	2,175,049

United States and Europe
PP	499,233	513,415	512,361	482,170	525,867

Mexico
PE	-	83,538	166,453	193,189	249,925

EXHIBIT IX

Sales Volume - Domestic Market – Main Products

Domestic Market - Sales Volume
CONSOLIDATED
tons	1Q16	2Q16	3Q16	4Q16	1Q17

Polyolefins
PE's*	391,425	436,529	457,951	419,557	420,438
PP	269,267	276,145	293,399	266,864	284,822
Vinyls
PVC	119,698	132,913	138,327	137,377	139,017
Caustic Soda	109,652	112,912	112,370	101,673	105,956

Main Basic Petrochemicals
Ethylene	127,181	125,343	143,440	115,902	127,753
Propylene	60,747	72,419	83,109	75,036	85,226
Benzene	117,216	120,119	125,794	111,411	97,455
Butadiene	49,832	50,492	50,940	47,187	44,428
Toluene	11,952	10,521	10,398	9,647	11,129
Paraxylene	38,185	41,726	32,327	47,663	44,066
Cumene	49,530	41,158	51,352	52,431	41,352
*Polyethylene data considers Green PE from 1Q15 onwards. And, does not consider UTEC sales from 1Q17 onwards

EXHIBIT X

Sales Volume - Export Market – Main Products

Export Market - Sales Volume
CONSOLIDATED

tons	1Q16	2Q16	3Q16	4Q16	1Q17
Polyolefins
PE's*	244,227	275,322	270,825	233,859	240,530
PP	136,580	151,072	136,429	142,174	150,341
Vinyls
PVC	34,256	27,145	16,483	39,035	27,198
Caustic Soda	-	-	-	5,837	7,543
EDC	-	-	-	-	-
Main Basic Petrochemicals
Ethylene	23,784	19,637	12,856	7,917	34,500
Propylene	19,314	28,340	24,157	7,501	7,828
Benzene	57,771	37,211	63,440	78,266	99,193
Butadiene	52,907	49,613	58,980	52,167	57,498
Toluene	17,291	19,209	18,972	17,699	6,209
Gasoline (m³)	-	136,575	25,670	31,977	27,567
Paraxylene	5,250	16,396	15,993	-	-
Ortoxileno	-	-	-	-	-
Isopropene	3,223	4,046	3,210	2,485	4,114
Butene 1	1,575	2,248	4,427	60	1,847
ETBE/ MTBE	69,939	82,995	92,298	65,502	82,654
Mixed Xylene	80	4,981	6,237	4,355	1,013
Cumeno	-	-	-	-	-
Polybutene	2,302	2,370	2,608	1,903	3,597
Petrochemical Resins	1,185	1,412	1,271	691	990
BTX**	80,311	72,817	98,405	95,965	105,402
United States and Europe
PP	499,577	503,980	502,850	502,067	534,338
Mexico
PE	26,043	54,000	152,904	198,706	264,129
*Polyethylene data considers Green PE from 1Q15 onwards. And, does not consider UTEC sales from 1Q17 onwards
**BTX - Benzene, Toluene and Paraxylene

EXHIBIT XI

Consolidated Net Revenue

Net Revenue

R$ million	1Q16	2Q16	3Q16	4Q16	1Q17

Polyolefins	5,092	5,316	5,170	4,730	4,845
Domestic Market	3,383	3,575	3,633	3,311	3,344
Export Market	1,709	1,741	1,536	1,419	1,501

Vinyls	742	732	736	797	813
Domestic Market	651	665	691	672	718
Export Market	90	68	45	125	95

Basic Petrochemicals (Most Relevan	2,603	2,513	2,646	2,595	3,328
Domestic Market	1,926	1,576	1,828	1,842	2,076
Ethylene/Propylene	609	598	684	570	657
Butadiene	116	134	142	175	274
Cumene	142	100	122	137	110
BTX*	442	410	377	400	421
Others	617	334	504	560	615

Export Market	676	937	818	753	1,252
Ethylene/Propylene	142	150	109	46	157
Butadiene	150	160	191	248	456
BTX*	180	167	222	213	318
Others	204	460	296	246	320

United States and Europe	2,535	2,298	2,066	1,997	2,425

Mexico	123	215	537	714	940
PE	123	213	529	706	923
Mexico Others**	-	2	8	8	17

Resale***	634	402	642	904	66

Others****	187	245	184	307	183
Total	11,915	11,722	11,981	12,046	12,600
*BTX = Benzene, Toluene and Paraxylene
** Others Mexico = Fuel and Utilities
***Naphtha, condensate and crude oil
****Includes pre-marketing activity in Mexico until 1Q16

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.